UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No. 1)
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Filed by a party other than the Registrant ☒
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☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under § 240.14a-12
Amarin Corporation plc
(Name of Registrant as Specified In Its Charter)
Sarissa Capital Catapult Fund LLC
Sarissa Capital Hawkeye Fund LP
ISP Fund LP
Sarissa Capital Offshore Master Fund LP
Sarissa Capital Master Fund II LP
Sarissa Capital Athena Fund Ltd
Atom Master Fund LP
Sarissa Capital Fund GP LP
Sarissa Capital Fund GP LLC
Sarissa Capital Offshore Fund GP LLC
Sarissa Capital Management GP LLC
Sarissa Capital Management LP
Alexander J. Denner, Ph.D.
Patrice Bonfiglio
Paul Cohen, M.D.
Mark DiPaolo
Keith L. Horn
Odysseas Kostas, M.D.
Louis Sterling III
Diane E. Sullivan

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
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☐	Fee paid previously with preliminary materials
☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PRELIMINARY PROXY MATERIAL – SUBJECT TO COMPLETION
GENERAL MEETING OF SHAREHOLDERS

OF

AMARIN CORPORATION PLC
77 Sir John Rogerson’s Quay, Block C
Grand Canal Docklands, Dublin 2, Ireland
(Registered in England & Wales under Company No. 2353920)
PROXY STATEMENT

DATED January [•], 2023

OF

Sarissa Capital Catapult Fund LLC
Sarissa Capital Hawkeye Fund LP
ISP Fund LP
Sarissa Capital Offshore Master Fund LP
Sarissa Capital Master Fund II LP
Sarissa Capital Athena Fund Ltd
Atom Master Fund LP
Sarissa Capital Fund GP LP
Sarissa Capital Fund GP LLC
Sarissa Capital Offshore Fund GP LLC
Sarissa Capital Management GP LLC
Sarissa Capital Management LP
Alexander J. Denner, Ph.D.
Patrice Bonfiglio
Paul Cohen, M.D.
Mark DiPaolo
Keith L. Horn
Odysseas Kostas, M.D.
Louis Sterling III
Diane E. Sullivan
To Our Fellow Amarin Shareholders:
This Proxy Statement and the accompanying BLUE Proxy Card are being furnished to shareholders (“Shareholders”) of Amarin Corporation plc (“Amarin” or the “Company”) in connection with the solicitation of proxies by Sarissa Capital Management LP, a Delaware limited partnership (“Sarissa Capital”), and the other Participants (as hereinafter defined), to be used at the general meeting of Shareholders (the “General Meeting”) which is scheduled to be held at [•], on [•], 2023, at [•] [•].m., local time, and at any adjournments, postponements or continuations thereof. This Proxy Statement and the BLUE Proxy Card are first being furnished to Shareholders on or about [•], 2023.

Proposal 1 – Removal of Chairman Per Wold-Olsen from the Board
The Board of Directors of Amarin (the “Board”) currently consists of nine directors. Pursuant to Amarin’s Articles of Association (as may be subsequently amended or restated, the “Articles”), the Board shall be comprised of not more than fifteen directors, and the Board may appoint additional directors so long as the total number of directors does not exceed the maximum number fixed in accordance with the Articles. Pursuant to the Articles, directors may be removed and replaced by ordinary resolution of the Shareholders.
At the General Meeting, the Participants will seek to remove Mr. Wold-Olsen from office as a director of the Company.
The following is the text of the proposed resolution:
“THAT Per Wold-Olsen be removed from office as a director of the Company with immediate effect.”
The Participants are bringing Proposal 1 for consideration at the general meeting because, under the watch of Mr. Wold-Olsen, as Chairman, the Company has lost significant shareholder value, failed to deliver on business objectives communicated to shareholders, and failed to advance shareholder representation on the Board and so as to have enough open seats of the Board to seat the Nominees (as defined below).
Proposal 2 – Removal of New Directors
On January 10, 2023, Sarissa Capital Catapult Fund LLC, a Delaware limited liability company (“Catapult”), Sarissa Capital Hawkeye Fund LP, a Delaware limited partnership (“Hawkeye”), ISP Fund LP, a Delaware limited partnership (“ISP”), Sarissa Capital Offshore Master Fund LP, a Cayman Islands exempted limited partnership (“Offshore”), Sarissa Capital Master Fund II LP, a Cayman Islands limited partnership (“Master II”), Sarissa Capital Athena Offshore Fund Ltd, a Cayman Islands private limited company (“Athena” and, together with Catapult, Hawkeye, ISP, Offshore and Master II, the “Direct Sarissa Beneficial Owners”), record holders of ordinary shares, par value 50 pence per share of the Company (the “Shares”), delivered a requisition notice (as amended, the “Requisition Notice”) in accordance with the United Kingdom Companies Act 2006 (the “Companies Act”), proposing (among other things) to adopt ordinary resolutions that would provide that, in the event any director is appointed after Amarin’s receipt of the Requisition Notice, each such director be removed from office as a director.
The following is the text of the proposed resolution:
“THAT in the event any director is appointed after the Company’s receipt of the general meeting requisition notice dated January 10, 2023, and prior to the general meeting, each such director be removed from office as a director of the Company with immediate effect.”
The Participants are bringing Proposal 2 for consideration at the general meeting because, prior to the General Meeting, Amarin may appoint directors to the Board without Shareholder approval and such appointments would mean the Board does not have enough open seats to seat the Nominees. Proposal 2 allows the Shareholders at the General Meeting to remove from the Board any such directors.
Proposals 3 through 9 - Election of Directors
At the General Meeting, the Participants will seek to elect to the Board the following persons (each a “Nominee” and together the “Nominees”) by ordinary resolution, and at the General Meeting, the resolution for the election of each Nominee will be presented separately and on an individual basis as further described in this Proxy Statement and related Proxy Card:
PATRICE BONFIGLIO
PAUL COHEN, M.D.
MARK DIPAOLO
KEITH L. HORN
ODYSSEAS KOSTAS, M.D.
LOUIS STERLING III
DIANE E. SULLIVAN
The Beneficial Owners (as hereinafter defined) believe that meaningful shareholder representation on the Board would be extremely beneficial to Amarin and, therefore, its Shareholders. Moreover the Beneficial Owners believe that the Nominees’ knowledge of medicine, investments, operations, research and development, capital allocation, partnerships and strategic transactions, corporate governance, and corporate finance, would be extremely beneficial to Amarin and, therefore, its Shareholders and will significantly improve the expertise and leadership of the Board. Each of the Nominees has consented to being named in this Proxy Statement and, if elected, to serve as a director, and the Beneficial Owners believe that each of the Nominees has the requisite set of skills to serve as a director of the Company.
THE PARTICIPANTS URGE YOU TO VOTE THE BLUE PROXY CARD (I) FOR THE REMOVAL OF MR. WOLD-OLSEN FROM THE BOARD, (II) FOR THE REMOVAL OF NEW DIRECTORS, IF ANY, THAT AMARIN APPOINTS TO THE BOARD AFTER THE RECEIPT OF THE GENERAL MEETING REQUISITION NOTICE DATED JANUARY 10, 2023, AND (III) FOR EACH OF MS. BONFIGLIO, DR. COHEN, MR. DIPAOLO, MR. HORN, DR. KOSTAS, MR. STERLING, AND MS. SULLIVAN TO SERVE AS A DIRECTOR PURSUANT TO EACH SEPARATE RESOLUTION PERTAINING TO SUCH NOMINEE. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE REPRESENTED BY AMERICAN DEPOSITARY SHARES AND HELD ON DEPOSIT BY CITIBANK, N.A., AS DEPOSITARY, OR IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO HAVE YOUR VOTES CAST AT THE MEETING, YOU MUST OBTAIN, COMPLETE AND TIMELY RETURN A PROXY CARD ISSUED IN YOUR NAME OR OTHER VOTING INSTRUCTIONS FROM THAT INTERMEDIARY IN ACCORDANCE WITH ANY INSTRUCTIONS PROVIDED THEREWITH.
Each Nominee and each of the other Participants has no interest in Amarin, other than through the beneficial ownership (if any) of Shares or other securities of the Company described in this Proxy Statement, including Annex A, and as follows:
Pursuant to the organizational documents of certain of the Beneficial Owners, Dr. Denner, Ms. Bonfiglio, Mr. DiPaolo, Dr. Kostas, and certain other Participants may be the beneficiaries of certain indemnification obligations of such Beneficial Owners for certain actions taken on behalf of, or in connection with the business of, such Beneficial Owners, including in respect of the matters referred to in this Proxy Statement.
Each Nominee and each other Participant may have an interest in the proposals being submitted for Shareholder vote at the General Meeting, including the election of directors, directly and indirectly: (i) through the beneficial ownership (if any) of the Shares or other securities of the Company described in this Proxy Statement, including Annex A; (ii) with respect to the Sarissa Beneficial Owners, through performance-related fees (if any) based in part on the value (and any appreciation thereof) of the assets held by the Sarissa Beneficial Owners; and (iii) with respect to Dr. Denner, Ms. Bonfiglio, Mr. DiPaolo, and Dr. Kostas, through their interests in the profits, if any, derived as a result of their roles at the Sarissa Beneficial Owners.
For additional information on the Participants, please see “Participants in Solicitation of Proxies” below and Annex A.
MS. BONFIGLIO, DR. COHEN, MR. DIPAOLO, MR. HORN, DR. KOSTAS, MR. STERLING, AND MS. SULLIVAN ARE COMMITTED TO ACTING IN THE BEST INTEREST OF ALL SHAREHOLDERS. THE PARTICIPANTS URGE YOU TO VOTE (I) FOR THE REMOVAL OF MR. WOLD-OLSEN FROM THE BOARD, (II) FOR THE REMOVAL OF NEW DIRECTORS, IF ANY, THAT AMARIN APPOINTS TO THE BOARD AFTER THE RECEIPT OF THE GENERAL MEETING REQUISITION NOTICE DATED JANUARY 10, 2023, AND (III) FOR EACH OF MS. BONFIGLIO, DR. COHEN, MR. DIPAOLO, MR. HORN, DR. KOSTAS, MR. STERLING, AND MS. SULLIVAN TO SERVE AS A DIRECTOR PURSUANT TO EACH SEPARATE RESOLUTION PERTAINING TO SUCH NOMINEE.

IMPORTANT
According to the Articles and applicable law, each director nominated for election is elected, and each other proposal is approved, if (i) on a show of hands, a majority of shareholders present in person or by proxy and voting on the proposal vote in favor of such director or proposal, or (ii) on a poll, a majority of the shares present at the meeting in person or by proxy and voting on the proposal are voted in favor of such director. Abstentions and broker non-votes will have no effect on the vote outcome. As a result, your vote is extremely important. We urge you to vote FOR the removal of Mr. Wold-Olsen from the Board, FOR the removal of new directors, if any, that Amarin appoints to the Board after the receipt of the general meeting requisition notice dated January 10, 2023, and FOR the election of each Nominee pursuant to each separate resolution pertaining such Nominee.
If you attend the General Meeting and you beneficially own Shares but are not the record owner, including if your Shares are represented by ADSs, your mere attendance at the General Meeting WILL NOT be sufficient to vote your Shares or to cancel your prior given proxy card. Contact D.F. King & Co., Inc. at the number shown in this Proxy Statement for assistance or if you have any questions.
If you have any questions or require any assistance in executing your proxy, please call:
D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Shareholders call toll-free: (800) 331-7024
Banks and Brokers call: (212) 269-5550
By Email: AMRN@dfking.com
This Proxy Statement, as well as other proxy materials distributed by the Participants, are available free of charge online at [•].
Only holders of record of Shares as of the close of business on [•], 2023 (the “Record Date”) are entitled to notice of, and to attend and to vote at, the General Meeting and any adjournments or postponements thereof. According to the proxy statement filed by Amarin with the SEC on [•], 2023 (the “Amarin Proxy Statement”), as of the Record Date, there were outstanding [•] Shares. Shareholders of record at the close of business on the Record Date will be entitled to one vote on each matter to be voted upon at the General Meeting for each Share held on the Record Date.
As of the Record Date, the Sarissa Beneficial Owners (as defined below) may be deemed to beneficially own, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), 25,210,000 Shares, representing approximately [•]% of outstanding Shares, as more fully described in Exhibit A. In addition, as of the Record Date, Mr. Sterling may be deemed to separately beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, 69,772 Shares, representing approximately [•]% of outstanding Shares. The Sarissa Reporting Persons and Mr. Sterling may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, and may be deemed to beneficially own, in the aggregate, 25,279,772 Shares representing approximately [•]% of the outstanding Shares. Percentages of outstanding Shares are based upon the [•] Shares stated to be outstanding as of the Record Date by the Company as set forth in the Amarin Proxy Statement. Mr. Sterling disclaims beneficial ownership of the Shares owned by the Sarissa Beneficial Owners. The Sarissa Beneficial Owners disclaim beneficial ownership of the Shares owned by Mr. Sterling. The Participants intend to vote such Shares FOR the removal of Mr. Wold-Olsen from the Board, FOR the removal of new directors, if any, that Amarin appoints to the Board after the receipt of the general meeting requisition notice dated January 10, 2023, and FOR the election of each Nominee pursuant to each separate resolution pertaining such Nominee.
THE PARTICIPANTS URGE YOU TO VOTE THE BLUE PROXY CARD (I) FOR THE REMOVAL OF MR. WOLD-OLSEN FROM THE BOARD, (II) FOR THE REMOVAL OF NEW DIRECTORS, IF ANY, THAT AMARIN APPOINTS TO THE BOARD AFTER THE RECEIPT OF THE GENERAL MEETING REQUISITION NOTICE DATED JANUARY 10, 2023, AND (III) FOR EACH OF MS. BONFIGLIO, DR. COHEN, MR. DIPAOLO, MR. HORN, DR. KOSTAS, MR. STERLING, AND MS. SULLIVAN TO SERVE AS A DIRECTOR PURSUANT TO EACH SEPARATE RESOLUTION PERTAINING SUCH NOMINEE. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE REPRESENTED BY AMERICAN DEPOSITARY SHARES AND HELD ON DEPOSIT BY CITIBANK, N.A., AS DEPOSITARY, OR IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO HAVE YOUR

VOTES CAST AT THE MEETING, YOU MUST OBTAIN, COMPLETE AND TIMELY RETURN A PROXY CARD ISSUED IN YOUR NAME OR OTHER VOTING INSTRUCTIONS FROM THAT INTERMEDIARY IN ACCORDANCE WITH ANY INSTRUCTIONS PROVIDED THEREWITH.
Participants in Solicitation of Proxies
In addition to the Nominees (who are Ms. Bonfiglio, Dr. Cohen, Mr. DiPaolo, Mr. Horn, Dr. Kostas, Mr. Sterling, and Ms. Sullivan and whose backgrounds are described in further detail below), the participants (the “Participants”) in the solicitation of proxies from Shareholders are listed on the cover page to this Proxy Statement.
Sarissa Capital Fund GP LLC, a Delaware limited liability company (“Fund GP LLC”) is the general partner of Sarissa Capital Fund GP LP, a Delaware limited partnership (“Fund GP LP”). Fund GP LP is (i) a special member of Catapult, (ii) the general partner of Hawkeye and ISP, and (iii) the sole member of Sarissa Capital Offshore Fund GP LLC, a Delaware limited liability company (“Offshore GP”). Offshore GP is the general partner of Offshore, Master II and Athena. Sarissa Capital Management GP LLC, a Delaware limited liability company (“Management GP”) is the general partner of Sarissa Capital. Sarissa Capital is (i) a registered investment advisor to Hawkeye, ISP, Offshore, Master II, Athena, and Atom Master Fund LP (“Atom”), and (ii) the managing member of Catapult. Dr. Denner is the managing member of Fund GP LLC and Management GP (Dr. Denner, collectively with Fund GP LLC, Fund GP LP, Offshore GP, Management GP, Sarissa Capital, Atom, and the Direct Sarissa Beneficial Owners, the “Sarissa Beneficial Owners”). Dr. Denner is also (i) the Chief Investment Officer of Sarissa Capital, and (ii) a member of the board of directors of Athena. As such, Dr. Denner is in a position, indirectly, to determine the investment and voting decisions made by each of the other Sarissa Beneficial Owners.
Annex A sets forth, as to each Participant (including the Nominees), all transactions in securities of Amarin effected during the past two years and their beneficial ownership of securities of Amarin.
Except as set forth herein, (a) each Participant in the solicitation is not, and was not within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Amarin, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (b) no Participant in this solicitation and no associate of any Participant in this solicitation has any arrangement or understanding with any person with respect to (x) any future employment by Amarin or its affiliates or (y) any future transactions to which Amarin or any of its affiliates will or may be a party; (c) no Participant in this solicitation and no associate of any Participant in this solicitation owns beneficially, directly or indirectly, any securities of Amarin or any subsidiary of Amarin; and (d) no Participant in this solicitation and no associate of any Participant in this solicitation was a party to a transaction that is required to be described under Item 404(a) of Regulation S-K.
Except as set forth herein, (a) no Nominee, nor any associate of any Nominee, is a party adverse to Amarin or any of its subsidiaries or has a material interest adverse to Amarin or any of its subsidiaries in any material proceeding; (b) there is no event that occurred during the past 10 years with respect to a Nominee that is required to be described under Item 401(f) of Regulation S-K; and (c) there is no arrangement or understanding between a Nominee and any other person pursuant to which he or she is to be selected as a nominee.

PROPOSAL 1 – REMOVAL OF CHAIRMAN PER WOLD-OLSEN FROM THE BOARD
The Board currently consists of nine directors. Pursuant to the Articles, the Board shall be comprised of not more than fifteen directors, and the Board may appoint additional directors so long as the total number of directors does not exceed the maximum number fixed in accordance with the Articles. Pursuant to the Articles, directors may be removed and replaced by ordinary resolution of the Shareholders.
At the General Meeting, the Participants will seek to remove Mr. Wold-Olsen from office as a director of the Company.
The following is the text of the proposed resolution:
“THAT Per Wold-Olsen be removed from office as a director of the Company with immediate effect.”
The Participants are bringing Proposal 1 for consideration at the general meeting because, under the watch of Mr. Wold-Olsen, as Chairman, the Company has lost significant shareholder value, failed to deliver on business objectives communicated to shareholders, and failed to advance shareholder representation on the Board and so as to have enough open seats of the Board to seat the Nominees.
PROPOSAL 2 – REMOVAL OF NEW DIRECTORS
The following is the text of the proposed resolution:
“THAT in the event any director is appointed after the Company’s receipt of the general meeting requisition notice dated January 10, 2023, and prior to the general meeting, each such director be removed from office as a director of the Company with immediate effect.”
The Participants are bringing Proposal 2 for consideration at the general meeting because, prior to the General Meeting, Amarin may appoint directors to the Board without Shareholder approval and such appointments would mean the Board does not have enough open seats to seat the Nominees. Proposal 2 allows the Shareholders at the General Meeting to remove from the Board any such directors.
PROPOSALS 3 THROUGH 9 – ELECTION OF DIRECTORS
Section 303 of the Companies Act provides that the directors of a company are required to call a general meeting once the company has received requests to do so from members representing at least 5% of such of the paid-up capital of the company as carries the right of voting at general meetings of the company, which such requests state the general nature of the business to be dealt with at the meeting and may include the text of a resolution that may be properly moved and is intended to be moved at the meeting. The Direct Sarissa Beneficial Owners have delivered the Requisition Notice in accordance with the Companies Act, proposing (among other things) to adopt an ordinary resolution to appoint each of Ms. Bonfiglio, Dr. Cohen, Mr. DiPaolo, Mr. Horn, Dr. Kostas, Mr. Sterling, and Ms. Sullivan as a director of the Company pursuant to each separate resolution pertaining such Nominee.
The Articles provide that, at every annual general meeting, at least one-third of the directors at the time shall retire from office (or, if the number of directors at the time is not a multiple of three, then the number nearest to but not exceeding one-third shall retire from office). The Articles further provide that the directors to retire on each occasion include, so far as necessary to obtain the number required, any director who wishes to retire and not offer himself for re-election and any further directors to retire shall be those who have been longest in office since their last election. If elected, the Nominees will hold office until their successors are elected and qualified, unless they resign or their seats become vacant due to removal or other cause in accordance with the Articles. Background information about the Nominees is set forth below and Annex A.
If elected, the Nominees would be a minority of the directors and will not alone be able to adopt resolutions. However, the Nominees expect to be able to actively engage other Board members in full discussion of the issues facing the Company and resolve them together. By utilizing their experience and working constructively with Board members, the Nominees believe they can effect positive change at the Company.
As described above, pursuant to the organizational documents of certain of the Beneficial Owners, Ms. Bonfiglio, Mr. DiPaolo, Dr. Kostas, and certain other Participants may be the beneficiaries of certain indemnification obligations of such Beneficial Owners for certain actions taken on behalf of, or in connection with the business of, such Beneficial Owners, including in respect of the matters referred to in this Proxy Statement.

The Nominees are independent under the independence standards applicable to the Company under paragraph (a)(1) of Item 407 of Regulation S-K and, if elected, each would be an “independent director” in accordance with the listing standards of the Nasdaq Stock Market LLC.
PATRICE BONFIGLIO, age 39
Since March 2014 and February 2017, Patrice Bonfiglio has served as the Chief Financial Officer and Chief Compliance Officer of Sarissa. From 2013 to 2014, Ms. Bonfiglio was also Manager of Accounting and Operations of Sarissa. From 2012 to 2013, Ms. Bonfiglio served as the Head of Operations for commodities hedge fund Arbalet Capital Management, LP, where she was responsible for managing the firm’s spinout from hedge fund Arrowhawk Capital Partners, LLC, covering operations, accounting, and compliance. Prior to the spinout of Arbalet, Ms. Bonfiglio was the Operations Manager at Arrowhawk Capital Partners, LLC from 2010 to 2012, managing all aspects of the firm’s day to day operations and contributing to the accounting and compliance teams of the multi-strategy hedge fund. From 2008 to 2010, Ms. Bonfiglio served as Senior Accountant at Ridgefield Capital Asset Management, where she was responsible for the operations and accounting of the portfolio funds and managed accounts. From 2006 to 2008, Ms. Bonfiglio was an Associate and Fund Accountant at Pequot Capital Management, Inc. Ms. Bonfiglio received her B.S. degree from Temple University.
Ms. Bonfiglio is well-qualified to serve as a member of the Board due to her significant operational, accounting, finance and compliance expertise.
PAUL COHEN, M.D., age 48
Dr. Paul Cohen is the Albert Resnick, MD Associate Professor, Head of the Laboratory of Molecular Metabolism, and Senior Attending Physician at The Rockefeller University. At the Rockefeller University, Dr. Cohen has served as an Associate Professor since 2021 and as an Assistant Professor from 2015 to 2021. Dr. Cohn has also served as a scientific advisor to Hoxton Farms, a biotech startup based in London, since September 2021. Since 2016, Dr. Cohen has been a practicing cardiologist at Memorial Sloan Kettering Cancer Center. Since 2015, Dr. Cohen has been a Senior Attending Physician at the Rockefeller University Hospital. He is a graduate of the Tri-Institutional MD-PhD Program, where he completed his PhD research at Rockefeller studying the unique metabolic effects of the hormone leptin. He then completed an Internal Medicine Residency at Columbia and a Cardiology Fellowship at Brigham and Women’s Hospital. He performed postdoctoral research training at the Dana Farber Cancer Institute studying transcriptional determinants of adipocyte identity. Dr. Cohen received his MD from Weill Cornell Medical College, his PhD from The Rockefeller University and his AB from Harvard College.
Dr. Cohen is well-qualified to serve as a member of the Board due to his significant scientific, medical and research and development expertise.
MARK DIPAOLO, age 52
Since February 2013, Mark DiPaolo has served as the Senior Partner and General Counsel of Sarissa. From 2005 to 2013, Mr. DiPaolo served as a senior member of Carl Icahn’s investment team at Icahn Capital, working on all aspects of Mr. Icahn’s investment strategy. During that time, Mr. DiPaolo worked closely with Dr. Alexander Denner, the Founder and Chief Investment Officer of Sarissa Capital, on many healthcare activist campaigns and achieved many favorable investment outcomes for investors. Mr. DiPaolo worked with Dr. Denner in founding Sarissa Capital and has been instrumental in the development and execution of Sarissa Capital’s investments and strategy. Prior to working at Icahn, Mr. DiPaolo was an M&A attorney at Willkie Farr & Gallagher LLP. Since February 2018, Mr. DiPaolo has served on the board of directors of Innoviva, Inc. From August 2017 to September 2018, Mr. DiPaolo also served on the board of directors of Novelion Therapeutics Inc. Mr. DiPaolo received his B.A. degree from Fordham University and his J.D. degree from Georgetown University.
Mr. DiPaolo is well-qualified to serve as a member of the Board due to his significant investments, operations, capital allocation, corporate governance, corporate finance, and mergers and acquisitions expertise.
KEITH L. HORN, age 64
Mr. Horn is the founder and managing member of Loring Capital Advisors, LLC, a firm providing investment advisory and consulting services to hedge fund managers, asset management firms, and early-stage and start-up businesses. Mr. Horn served as the Chief Executive Officer and a director of Forest Road Acquisition Corp. From

September 2020 to June 2021, when it consummated a business combination with The Beachbody Company. From 2003 to 2015, Mr. Horn served as Chief Operating Officer and a member of the Management Committee and Valuation Committee of Elliott Management Corporation, a global multi-strategy firm, where he was responsible for global management and oversight of operational, support and control functions of the firm’s investment advisory business. Prior to Elliott, Mr. Horn spent 16 years at Merrill Lynch, Pierce, Fenner & Smith Incorporated, serving in various capacities, including Global Head of Leveraged Finance, Head of Latin America Debt, and Chief of Staff to the Chairman and President. Mr. Horn began his career in private practice as a corporate and securities attorney. Since October 2021, Mr. Horn has served as an advisory board member of Sharp Alpha, a sports betting and gaming venture capital fund. Mr. Horn also served on the board of directors of Sarissa Capital Acquisition Corp., a special purpose acquisition company sponsored by Sarissa Capital from October 2021 to November 2022. Since March 2021 Mr. Horn has served as a director of Forest Road Acquisition Corp. II, a special purpose acquisition company. In addition, since January 2019, Mr. Horn has served as a director of Caliper Holdings, a company engaged in the consumer and commercial ingredients food and beverage business, and since March 2018, Mr. Horn has served as a director of ShopOne Centers REIT, Inc., an owner and operator of shopping malls. In addition, in July 2019, Mr. Horn was appointed to the strategic advisory board of Investcorp Strategic Capital Partners, a fund established to assemble a diverse portfolio of general partnership stakes in alternative asset managers. In December 2019, Mr. Horn joined the Strategic Advisory Board of the Forest Road Company, LLC, a specialty finance and tax services company that lends against U.S. tax credits and provides capital in the media space. From April 2016 to November 2019, Mr. Horn served on the board of directors of Empire Resorts, Inc., which operates in the gaming and hospitality industries, where he served as Chairperson of the audit committee and as Chairperson of the special committee in its review and approval of an acquisition transaction pursuant to which Empire became a privately-held entity. Mr. Horn also serves on the board of directors for the Binghamton University Foundation and is a member of the Foundation investment committee. He is also a member of the board of directors of PeacePlayers International, a non-profit organization that uses the game of basketball to educate and unite children in areas of conflict around the world. Mr. Horn received his J.D. (cum laude) from Georgetown University Law Center and his B.A. degrees in Economics and Political Science from Binghamton University, where he graduated Phi Beta Kappa with highest honors.
Mr. Horn is well-qualified to serve as a member of the Board due to his significant investments, operations, capital allocation, partnerships and strategic collaboration, corporate governance, corporate finance and mergers and acquisitions expertise.
ODYSSEAS KOSTAS, M.D., age 48
Since 2016, Odysseas Kostas has served as a Partner and Senior Managing Director of Sarissa. He most recently served as a director at Evercore ISI (formerly ISI), where he was employed from 2011 to 2015, covering the biotechnology and pharmaceutical industries. Previously, he practiced internal medicine as part of the Yale New Haven Health system and was engaged as a consultant to various biotechnology companies. Since December 2017, Dr. Kostas has served as Chairman of the board of directors of Innoviva, Inc., and since February 2020, has served on the board of directors of Armata Pharmaceuticals, Inc. Dr. Kostas also served on the board of directors of Enzon Pharmaceuticals from 2013 to 2020. In addition, from 2010 to 2011, Dr. Kostas served on the board of directors of Mast Therapeutics (formerly known as ADVENTRX Pharmaceuticals). Dr. Kostas received his S.B. degree from the Massachusetts Institute of Technology and his M.D. degree from the University of Texas Southwestern Medical School.
Dr. Kostas is well-qualified to serve as a member of the Board due to his significant medicine, investments, operations, research and development, capital allocation, partnerships and strategic collaboration, corporate governance, corporate finance and mergers and acquisitions expertise.
LOUIS STERLING III, age 44
Louis Sterling III is a private investor targeting small-cap public equities and select fast-growth private companies, particularly in the health, wellness, and cannabis industries. Prior to 2017, he was a managing director of BondFactor, a firm specializing in insuring municipal bonds. Since December 2021, Mr. Sterling has served as a director of the Green Organic Dutchman Holdings Ltd., a sustainable global cannabis company, and currently serves as Chair of the Corporate Governance & Nominating Committee and as a member of the Compensation Committee. Prior to 2017, Mr. Sterling worked in investment banking (corporate finance/M&A) at Goldman Sachs, middle-market private equity at Lincolnshire Management, and fin-tech at BondFactor. Mr. Sterling received his J.D. from Harvard Law School, his MBA from Harvard Business School and his B.B.A. from Howard University.

Mr. Sterling is well-qualified to serve as a member of the Board due to his significant investments, operations, capital allocation, corporate finance and mergers and acquisitions expertise.
DIANE E. SULLIVAN, age 60
Diane E. Sullivan founded her own consulting firm in 2020 which specializes in strategic development for life sciences companies. From 2018 to 2020, Ms. Sullivan served as Chief Commercial Officer of The Medicines Company (“MDCO”), until its $9.7B acquisition by Novartis. Prior to her time at MDCO, Ms. Sullivan was Vice President, Market Access & Patient Strategies at AstraZeneca from 2013 to 2017. She was Vice President, Specialty Payer & Channel Group at Pfizer from 2009 to 2013 and prior to the acquisition, was Vice President, Healthcare Systems Marketing at Wyeth in 2008. Before Wyeth, Ms. Sullivan spent 12 years, in a series of strategy, marketing, brand management, business development, and integration roles at GlaxoSmithKline. She began her career at IBM and was a member of the team that launched IBM’s entry into the Health Data Networking business. Ms. Sullivan served on the board of directors of OrthogenRx, a privately held medical device company acquired by Avanos Medical in 2022, from 2018 to 2022. She currently sits on the Life Science Council of Springboard Enterprises and has served on the boards of industry and nonprofit groups including the National Association of Specialty Pharmacy, the Advisory Board of the Professional Women’s Roundtable, Leadership Philadelphia, and Support Center for Child Advocates. Ms. Sullivan received a B.A. from Dickinson College. She also graduated from IBM’s intensive two-year marketing and account management training program as well as IBM’s customized version of an MBA program.
Ms. Sullivan is well-qualified to serve as a member of the Board due to her significant investments, operations, research and development, capital allocation, partnerships and strategic collaboration, corporate governance, corporate finance and mergers and acquisitions expertise.
THE PARTICIPANTS URGE YOU TO VOTE THE BLUE PROXY CARD (I) FOR THE REMOVAL OF MR. WOLD-OLSEN FROM THE BOARD, (II) FOR THE REMOVAL OF NEW DIRECTORS, IF ANY, THAT AMARIN APPOINTS TO THE BOARD AFTER THE RECEIPT OF THE GENERAL MEETING REQUISITION NOTICE DATED JANUARY 10, 2023, AND (III) FOR EACH OF MS. BONFIGLIO, DR. COHEN, MR. DIPAOLO, MR. HORN, DR. KOSTAS, MR. STERLING, AND MS. SULLIVAN TO SERVE AS A DIRECTOR PURSUANT TO EACH SEPARATE RESOLUTION PERTAINING SUCH NOMINEE.

OTHER MATTERS TO BE CONSIDERED AT THE GENERAL MEETING
The Participants know of no other business to be presented at the General Meeting. If any other matters should properly come before the General Meeting, it is intended that the persons named on the enclosed BLUE Proxy Card will vote that proxy on such other matters in accordance with their judgment.
VOTING PROCEDURES
Amarin is registered in England & Wales and is therefore subject to the Companies Act, which, together with the Articles, governs the processes for shareholder voting at general meetings. There are a number of differences between English and U.S. law in relation to voting. At the General Meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded (either before or immediately after the result of a show of hands on that resolution is declared or on the withdrawal of any other demand for a poll) by (a) the Chairman of the meeting, (b) at least two shareholders of the Company entitled to vote at the meeting, (c) a shareholder or shareholders of the Company representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting (excluding any voting rights attached to shares in the Company that are held as treasury shares) or (d) a shareholder or shareholders of the Company holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right (excluding any shares in the Company conferring a right to vote at the meeting that are held as treasury shares). The Participants intend to demand a poll at the General Meeting so as to ensure each Shareholder gets one vote per Share held.
Only holders of record of the Shares at the close of business on the Record Date, are entitled to notice of, and to attend and to vote at, the General Meeting. On the Record Date, approximately [•] Shares were issued and [•] were outstanding and entitled to vote at the General Meeting, of which approximately [•] were held in the name of Citibank, N.A., as Depositary, (the “Depositary”) which issues Company-sponsored American Depositary Shares (“ADSs”) which, in turn, each represent one Share. With respect to all matters to be voted on at the General Meeting, each Shareholder present has only one vote unless demand is made for a vote on a poll (in which case each Shareholder gets one vote per Share held). The presence, in person or by proxy, of at least two Shareholders who hold Shares as of the Record Date will constitute a quorum under English law for the transaction of business at the General Meeting. At any adjournment of the General Meeting, if a quorum is not present within 15 minutes from the time appointed for such meeting, one person entitled to be counted in a quorum present at the adjournment shall be a quorum.The Amarin Proxy Statement states that (i) consistent with the marketplace rules of Nasdaq, the Company will seek to ensure that the Shareholders present at the General Meeting in person or by proxy represent at least one third of the Company’s outstanding shares of voting stock, and (ii) if a quorum is present at the General Meeting under English law, but is insufficient to meet the Nasdaq one-third threshold, the Chairman of the General Meeting will propose an ordinary resolution of the Company to seek consent (which is passed by a simple majority of members present (in person or by proxy) at the General Meeting voting in favor of it) to adjourn the General Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies to establish a quorum meeting the Nasdaq threshold.
Persons who own Shares indirectly on the Record Date through a brokerage firm, bank or other financial institution, including persons who own Shares in the form of ADSs through the Depositary, must return a voting instruction form to have their shares or the shares underlying their ADSs, as the case may be, voted on their behalf. Under U.S. national securities exchange rules, if such person does not provide voting instructions, their brokerage firm, bank or other financial institution is only allowed to vote their shares on routine matters and cannot vote their shares on any non-routine matter. A “broker non-vote” occurs when a brokerage firm, bank, or other financial institution holding the shares for a beneficial owner votes on one proposal but does not vote on another proposal because, with respect to such other proposal, the brokerage firm, bank or financial institution does not have discretionary voting power and has not received instructions from the beneficial owner as to how to vote such shares. We are not aware of any routine matters being presented at the General Meeting. For non-routine matters, brokers, or other nominees, do not have authority, discretionary or otherwise, to vote the shares of a beneficial owner unless they receive proper instructions to do so from the beneficial owner in a timely manner. We encourage you to provide voting instructions to your brokerage firm, bank or other financial institution by giving your proxy to them as promptly as possible to ensure that your shares will be voted at the General Meeting according to your instructions. You should receive directions from your brokerage firm, bank or other financial institution about how to submit your proxy to them at the time you receive this Proxy Statement.

At the General Meeting, broker non-votes and abstentions will be counted for the purpose of determining the presence or absence of a quorum, but will not be counted for the purpose of determining the number of votes cast on a given proposal. The required vote for each of the proposals expected to be acted upon at the General Meeting is described below.
VOTE REQUIRED FOR APPROVAL
With respect to PROPOSAL 1 – REMOVAL OF CHAIRMAN PER WOLD-OLSEN FROM THE BOARD – This proposal will be approved if (i) on a show of hands, a majority of Shareholders present in person or by proxy and voting on the proposal vote in favor of the resolution or (ii) on a poll, a majority of the Shares present at the meeting in person or by proxy and voting on the proposal are voted in favor of the resolution. As a result, abstentions and broker non-votes will have no effect on the vote outcome. The Amarin Proxy Statement states that the Company will conduct the vote by way of a poll.
With respect to PROPOSAL 2 – REMOVAL OF NEW DIRECTORS – This proposal will be approved if (i) on a show of hands, a majority of Shareholders present in person or by proxy and voting on the proposal vote in favor of the resolution or (ii) on a poll, a majority of the Shares present at the meeting in person or by proxy and voting on the proposal are voted in favor of the resolution. As a result, abstentions and broker non-votes will have no effect on the vote outcome. The Amarin Proxy Statement states that the Company will conduct the vote by way of a poll.
With respect to PROPOSALS 3 THROUGH 8 – ELECTION OF DIRECTORS – Each director nominated for election is elected if (i) on a show of hands, a majority of Shareholders present in person or by proxy and voting on the proposal vote in favor of such director or (ii) on a poll, a majority of the Shares present at the meeting in person or by proxy and voting on the proposal are voted in favor of such director. As a result, abstentions and broker non-votes will have no effect on the vote outcome. The Amarin Proxy Statement states that the Company will conduct the vote by way of a poll.
With respect to PROPOSAL 9 – ELECTION OF DIRECTORS – If Proposal 1 is not approved and each of Proposals 3, 4, 5, 6, 7 and 8 are approved, then the Board does not have enough open seats to seat all of the Nominees. In that context, Amarin has advised the Participants that Proposal 9 would not be put before the General Meeting. If Proposal 9 is put before the General Meeting, the director nominated for election pursuant to Proposal 9 is elected if (i) on a show of hands, a majority of Shareholders present in person or by proxy and voting on the proposal vote in favor of such director or (ii) on a poll, a majority of the Shares present at the meeting in person or by proxy and voting on the proposal are voted in favor of such director. As a result, abstentions and broker non-votes will have no effect on the vote outcome. The Amarin Proxy Statement states that the Company will conduct the vote by way of a poll.
HOW TO VOTE
Direct Shareholders
As explained in the detailed instructions on your BLUE Proxy Card, there are three ways Persons who hold Shares registered in their own name the Record Date may vote. Such Persons may:
1.
Mark, sign, date and lodge the enclosed BLUE Proxy Card (together with a duly signed and dated power of attorney or other authority (if any) under which it is executed (or a notarially certified copy of such power of attorney or other authority)), by delivering the proxy either by hand or by post, at the offices of the Company’s registrars, Equiniti Limited of Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, England (the “Registrars”), so as to be received by [•] [•].m., local time, on [•], 2023 (the “Ordinary Share Instruction Date”) – each proxy properly tendered will, unless otherwise directed by the Shareholder, be voted FOR proposals 1 through 9 described herein to be proposed at the General Meeting and in the proxy holders’ discretion as to other matters that may properly come before the General Meeting;

2.	Vote in person by submitting a written ballot in person at the General Meeting; or
3.
Shareholders are entitled to execute and return the Company’s white proxy card, even if voting in favor of some or all of the Participants’ proposals at the annual meeting. However, the Participants encourage all shareholders to vote in favor of the Participants’ proposals on the BLUE proxy card so that the Participants have an accurate assessment of votes.

Whether or not you are able to attend the General Meeting, you are urged to complete the enclosed BLUE Proxy Card and lodge it at the office of the Registrars so as to be received by no later than the Ordinary Share Instruction

Date. All valid proxies received prior to the meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the Shares will be voted in accordance with that specification. IF NO SPECIFICATION IS MADE, THE SHARES WILL BE VOTED (I) FOR THE REMOVAL OF MR. WOLD-OLSEN FROM THE BOARD, (II) FOR THE REMOVAL OF NEW DIRECTORS, IF ANY, THAT AMARIN APPOINTS TO THE BOARD AFTER THE RECEIPT OF THE GENERAL MEETING REQUISITION NOTICE DATED JANUARY 10, 2023, (III) FOR EACH OF MS. BONFIGLIO, DR. COHEN, MR. DIPAOLO, MR. HORN, DR. KOSTAS, MR. STERLING, AND MS. SULLIVAN TO SERVE AS A DIRECTOR PURSUANT TO EACH SEPARATE RESOLUTION PERTAINING SUCH NOMINEE, AND (IV) IN THE PROXY HOLDERS’ DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE GENERAL MEETING.
If you have any questions or require any assistance in executing your proxy, please call:
D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Shareholders call toll-free: (800) 331-7024
Banks and Brokers call: (212) 269-5550
By Email: AMRN@dfking.com
Indirect Shareholders, including ADS Holders
Persons who hold ADSs through a bank, broker or other nominee on the Record Date should receive documentation and instructions for voting such ADSs at the General Meeting, including the ADS voting instruction form, through such intermediary. The intermediary holding your account is considered the holder of record. Please reach out to that intermediary to provide your voting instructions.
ADS holders are not entitled to vote directly at the General Meeting, but an Amended and Restated Deposit Agreement dated as of November 4, 2011 (the “Deposit Agreement”), exists among the Company, the Depositary and all holders and beneficial owners of ADSs issued thereunder pursuant to which registered holders of ADSs as of the Record Date are entitled to instruct the Depositary as to the exercise of voting rights pertaining to the Shares so represented. The Depositary has agreed that it will endeavor, insofar as practicable, to vote (in person (if permitted) or by delivery to the Company of a proxy) the Shares registered in the name of the Depositary, in accordance with the instructions of the ADS holders. In the event that the Depositary timely receives voting instructions from an ADS holder which fail to specify the manner in which the Depositary is to vote the Shares represented by such holder’s ADSs, the Depositary will deem such ADS holder (unless otherwise specified in the notice distributed to ADS holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Instructions from ADS holders must be sent to the Depositary so that the instructions are received by no later than [•] [•].m. New York time on [•], 2023 (the “ADS Instruction Date”). ADS holders are therefore strongly encouraged to submit their voting instruction form as soon as possible. Shares represented by the ADSs for which ADS holders have not timely submitted valid voting instructions shall not be voted.
Persons who own Shares indirectly on the Record Date through a bank, broker or other nominee, must return a voting instruction form to such bank, broker or other nominee to have their Shares voted on their behalf. We encourage you to provide voting instructions to your bank, broker or other nominee by giving your proxy to them as promptly as possible to ensure that your Shares will be voted at the General Meeting according to your instructions. You should receive a BLUE voting instruction form from your bank, broker or other nominee about how to submit your voting instructions to them at the time you receive this Proxy Statement.
Persons who own Shares indirectly on the Record Date who wish to attend the General Meeting and vote in person should contact their bank, brokerage firm or other nominee holding Shares on their behalf in order to obtain a “legal proxy” which will allow them to both attend the meeting and vote in person. Without a legal proxy, such persons cannot vote in person at the General Meeting because their bank, broker or other nominee may have already voted or returned a broker non-vote on their behalf.
PROXY PROCEDURES
IN ORDER TO SUPPORT THE NOMINEES AND VOTE AS RECOMMENDED BY THE PARTICIPANTS AT THE GENERAL MEETING, PLEASE MARK, SIGN AND DATE THE ENCLOSED BLUE PROXY CARD AND LODGE IT AT THE OFFICE OF THE REGISTRARS SO AS TO BE RECEIVED BY NO LATER THAN THE

ORDINARY SHARE INSTRUCTION DATE. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE REPRESENTED BY AMERICAN DEPOSITARY SHARES AND HELD ON DEPOSIT BY CITIBANK, N.A., AS DEPOSITARY, OR IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO SUPPORT THE NOMINEES AND VOTE AS RECOMMENDED BY THE PARTICIPANTS AT THE GENERAL MEETING, YOU MUST OBTAIN, COMPLETE AND TIMELY RETURN A PROXY CARD ISSUED IN YOUR NAME OR OTHER VOTING INSTRUCTIONS FROM THAT INTERMEDIARY IN ACCORDANCE WITH ANY INSTRUCTIONS PROVIDED THEREWITH.
Only holders of record as of the close of trading on the Nasdaq on the Record Date will be entitled to vote. If you were a holder of Shares or an ADS holder of record on the Record Date, you will retain your voting rights at the General Meeting even if you sell such Shares or ADSs after the Record Date. Accordingly, it is important that you vote the Shares or ADSs held by you on the Record Date, or grant a proxy to vote such Shares or ADSs, even if you sell such Shares or ADSs after the Record Date.
REVOCATION OF PROXIES
Direct Shareholders
Persons who hold Shares directly may revoke or change their proxy instructions at any time prior to the vote at the General Meeting by:
•
submitting a properly executed, subsequently dated, and lodged proxy card that will revoke all prior voting instructions or proxy cards, including any white proxy cards that you may have submitted to Amarin; or

•	attending the General Meeting and withdrawing your proxy by voting in person (although attendance at the General Meeting will not in and of itself constitute revocation of a proxy).
Although a revocation is effective if delivered to Amarin, the Beneficial Owners request that either the original or a copy of any revocation be mailed to the Beneficial Owners c/o D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, so that the Beneficial Owners will be aware of all revocations.
IF YOU PREVIOUSLY SIGNED AND RETURNED A WHITE PROXY CARD TO AMARIN, WE URGE YOU TO REVOKE IT BY (1) MARKING, SIGNING AND DATING THE BLUE PROXY CARD AND LODGE IT AT THE OFFICE OF THE REGISTRARS SO AS TO BE RECEIVED BY NO LATER THAN THE ORDINARY SHARE INSTRUCTION DATE, OR (2) ATTENDING THE GENERAL MEETING AND VOTING IN PERSON.
Indirect Shareholders, including ADS Holders
Persons who hold Shares represented by ADSs or held by a bank, broker or other nominee and who wish to change or revoke their voting instructions should contact such intermediary for information on how to do so. Indirect shareholders are therefore strongly encouraged to submit their voting instructions as soon as possible. Instructions from ADS holders must be sent to the Depositary so that the instructions are received by no later than the ADS Instruction Date.
COST AND METHOD OF SOLICITATION
Solicitation of proxies will be made by the Participants. In connection therewith, the Participants have retained D.F. King & Co., Inc. (“D.F. King”) to conduct the solicitation, for which D.F. King is to receive a fee of up to $[•]. Sarissa Capital has agreed to indemnify D.F. King against certain liabilities and expenses. Proxies may be solicited by mail, courier services, Internet, advertising, telephone or telecopier or in person. It is anticipated that D.F. King will employ up to [•] persons to solicit proxies from Shareholders for the General Meeting. The total expenditures in furtherance of, or in connection with, the solicitation of proxies is approximately $[•] to date, and is estimated to be approximately $[•] in total.
In addition, it is anticipated that certain regular employees of the Sarissa Beneficial Owners may participate in the solicitation of proxies in support of the proposals set forth herein. Such employees will receive no additional consideration if they assist in the solicitation of proxies.
The Sarissa Beneficial Owners will pay all costs associated with this solicitation. Such Sarissa Beneficial Owners may decide to seek reimbursement from the Company for such expenses if any Nominee is elected, but such reimbursement shall not be submitted to the shareholders of the Company for a vote thereon.

ADDITIONAL INFORMATION
Certain information relating to Amarin is omitted from this Proxy Statement. Such information includes interests of certain persons in matters to be acted upon at the General Meeting, the securities of Amarin held by Amarin’s directors, executive officers and 5% shareholders, information regarding the directors and management of Amarin, and the date by which proposals of security holders intended to be presented at the next annual general meeting of Shareholders must be received by Amarin. Please refer to the Amarin Proxy Statement for such information. The Participants take no responsibility for the accuracy or completeness of any information contained in or taken from Amarin’s public filings.
Date: January [•], 2023
Sarissa Capital Catapult Fund LLC
Sarissa Capital Hawkeye Fund LP
ISP Fund LP
Sarissa Capital Offshore Master Fund LP
Sarissa Capital Master Fund II LP
Sarissa Capital Athena Fund Ltd
Atom Master Fund LP
Sarissa Capital Fund GP LP
Sarissa Capital Fund GP LLC
Sarissa Capital Offshore Fund GP LLC
Sarissa Capital Management GP LLC
Sarissa Capital Management LP
Alexander J. Denner, Ph.D.
Patrice Bonfiglio
Paul Cohen, M.D.
Mark DiPaolo
Keith L. Horn
Odysseas Kostas, M.D.
Louis Sterling III
Diane E. Sullivan

ANNEX A
SECURITY OWNERSHIP OF
THE DIRECT SARISSA BENEFICIAL OWNERS AND THE NOMINEES
(1) Title of Class	(2) Name of Beneficial Owner	(3) Amount of Beneficial Ownership	(4) Percent of Class
Shares/ADSs	Catapult	1,224,123 Shares / 3,074,077 ADSs	1.064%
Shares	Hawkeye	3,928,800 Shares	0.973%
Shares/ADSs	ISP	5,453,377 Shares / 1,210,000 ADSs	1.650%
Shares/ADSs	Offshore	6,187,100 Shares / 1,000 ADSs	1.532%
Shares	Master II	342,600 Shares	0.085%
Shares	Athena	3,164,000 Shares	0.784%
ADSs	Atom	624,923 ADSs	0.155%
ADSs	Louis Sterling III	69,772 ADSs	0.016%

Description of Beneficial Ownership and Participants
Fund GP LLC is the general partner of Fund GP LP. Fund GP LP is (i) a special member of Catapult, (ii) the general partner of Hawkeye and ISP, and (iii) the sole member of Offshore GP. Offshore GP is the general partner of Offshore, Master II and Athena. Management GP is the general partner of Sarissa Capital. Sarissa Capital is (i) a registered investment advisor to Hawkeye, ISP, Offshore, Master II, Athena, and Atom, and (ii) the managing member of Catapult. Dr. Denner is the managing member of Fund GP LLC and Management GP. Dr. Denner is also (i) the Chief Investment Officer of Sarissa Capital, and (ii) a member of the board of directors of Athena. As such, Dr. Denner is in a position, indirectly, to determine the investment and voting decisions made by each of the other Beneficial Owners.
The principal business address of each of the Participants, other than Dr. Cohen, Mr. Horn, Mr. Sterling, and Ms. Sullivan, is c/o Sarissa Capital Management LP, 660 Steamboat Road, 3rd Floor, Greenwich, CT 06830. The principal business address of Dr. Cohen is 504 East 63rd Street, New York, NY 10065. The principal business address of Mr. Horn is 57 Maria Road, Woodcliff Lake, NJ 07677. The principal business address of Mr. Sterling is 133 N. Gale Drive, Beverly Hills, CA 90211. The principal business address of Ms. Sullivan is 183 S. Spring Mill Road, Villanova, PA 19085.
Fund GP LLC is primarily engaged in the business of serving as the general partner of Fund GP LP. Fund GP LP is primarily engaged in the business of serving as the general partner or member of certain investment funds (including Catapult, Hawkeye, and Offshore GP). Offshore GP is primarily engaged in the business of serving as the general partner or member of certain investment funds (including, Offshore, Master II, and Athena). Management GP is primarily engaged in the business of serving as the general partner of Sarissa Capital. Sarissa Capital is primarily engaged in the business of serving as a registered investment adviser to certain investment funds (including Catapult, Hawkeye, ISP, Offshore, Master II, Athena, and Atom). Dr. Denner is primarily engaged in the business of serving as the Chief Investment Officer of Sarissa Capital. Each of Catapult, Hawkeye, ISP, Offshore, Master II, Athena, and Atom is primarily engaged in the business of investing in securities.
As of the Record Date, the Sarissa Beneficial Owners may be deemed to beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, 25,210,000 Shares, representing approximately [•]% of outstanding Shares. In addition, as of the date hereof, Mr. Sterling may be deemed to separately beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, 69,772 Shares, representing approximately [•]% of outstanding Shares. The Sarissa Reporting Persons and Mr. Sterling may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, and may be deemed to beneficially own, in the aggregate, 25,279,772 Shares representing approximately [•]% of the outstanding Shares. Percentages of outstanding Shares are based upon the [•] Shares stated to be outstanding as of the Record Date by the Company as set forth in the Amarin Proxy Statement. Mr. Sterling disclaims beneficial ownership of the Shares owned by the Sarissa Beneficial Owners. The Sarissa Beneficial Owners disclaim beneficial ownership of the Shares owned by Mr. Sterling.
Catapult has shared voting and dispositive power, except as described herein, with regard to 4,298,200 Shares, of which 1,224,123 are owned of record as of the date hereof. Hawkeye has shared voting and dispositive power, except as described herein, with regard to 3,928,800 Shares, all of which are owned of record as of the date hereof. ISP has shared voting and dispositive power, except as described herein, with regard to 6,663,377 Shares, of which 5,453,377 are owned of record as of the date hereof. Offshore has shared voting and dispositive power, except as described herein, with regard to 6,188,100 Shares, of which 6,187,100 are owned of record as of the date hereof. Master II has shared voting and dispositive power, except as described herein, with regard to 342,600 Shares, all of which are owned of record as of the date hereof. Athena has shared voting and dispositive power, except as described herein, with regard to 3,164,000 Shares, all of which are owned of record as of the date hereof. Atom has shared voting and dispositive power, except as described herein, with regard to 624,923 Shares. Offshore GP has shared voting and dispositive power with regard to 9,694,700 of the Shares and may be deemed to indirectly beneficially own such Shares. Each of Fund GP LLC and Fund GP LP has shared voting and dispositive power with regard to 17,921,700 of the Shares and may be deemed to indirectly beneficially own such Shares. Each of Sarissa Capital, Management GP and Dr. Denner has shared voting and dispositive power with regard to the Shares described in this paragraph and may be deemed to indirectly beneficially own such Shares. None of the Shares beneficially owned by Mr. Sterling are included in the amounts set forth in this paragraph.

Summary Table:
The following table indicates the date of each purchase and sale of securities of the Company by the Participants within the past two years and the number of securities in each such purchase and sale. No part of the purchase price or market value of the securities listed below is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.
Shares/ADSs
Name	Date	Shares/ADS Purchased/(Sold)
Catapult
	8/11/2021	82,800
	8/12/2021	41,400
	8/13/2021	41,400
	8/16/2021	100,100
	8/18/2021	25,500
	8/19/2021	82,800
	8/20/2021	44,200
	8/26/2021	8,800
	8/27/2021	8,800
	8/30/2021	17,700
	8/31/2021	17,700
	9/1/2021	35,400
	9/3/2021	17,700
	9/3/2021	53,100
	9/3/2021	53,100
	9/7/2021	144,000
	9/7/2021	1,800
	9/7/2021	27,300
	9/8/2021	63,800
	9/8/2021	45,600
	9/9/2021	45,600
	9/14/2021	27,300
	9/15/2021	9,100
	9/16/2021	13,300
	9/17/2021	10,500
	9/20/2021	89,300
	9/20/2021	62,500
	9/21/2021	2,700
	9/22/2021	17,900
	9/23/2021	900
	9/24/2021	19,000
	9/27/2021	20,300
	9/28/2021	110,000
	9/29/2021	60,500
	9/30/2021	43,200

Name	Date	Shares/ADS Purchased/(Sold)
	9/30/2021	43,200
	10/1/2021	53,500
	10/4/2021	52,000
	10/4/2021	40,400
	10/4/2021	46,200
	10/5/2021	69,300
	10/6/2021	56,600
	10/6/2021	22,600
	10/7/2021	13,600
	10/8/2021	43,000
	10/11/2021	22,600
	10/12/2021	22,600
	10/13/2021	11,300
	10/14/2021	34,700
	10/15/2021	26,000
	10/18/2021	21,700
	10/19/2021	18,300
	10/20/2021	5,000
	10/20/2021	19,900
	10/21/2021	10,000
	10/25/2021	59,800
	10/25/2021	57,800
	10/26/2021	47,300
	10/26/2021	233,300
	11/3/2021	50,300
	11/3/2021	20,100
	11/3/2021	30,200
	11/4/2021	14,800
	11/5/2021	82,800
	11/5/2021	36,400
	11/5/2021	64,100
	11/8/2021	8,300
	11/8/2021	30,100
	11/10/2021	29,300
	11/12/2021	96,500
	11/15/2021	47,800
	11/18/2021	12,600
	11/19/2021	38,000
	11/22/2021	69,600
	11/22/2021	21,000
	11/23/2021	91,000
	11/24/2021	14,400

Name	Date	Shares/ADS Purchased/(Sold)
	11/26/2021	41,400
	11/26/2021	27,600
	11/29/2021	95,000
	11/29/2021	137,600
	11/29/2021	93,600
	12/3/2021	59,800
	1/18/2022	17,200
	1/18/2022	431,200
	1/20/2022	4,400
	1/21/2022	53,100
	1/24/2022	104,200
Hawkeye
	8/11/2021	78,900
	8/12/2021	39,450
	8/13/2021	39,450
	8/16/2021	95,300
	8/18/2021	24,000
	8/19/2021	78,900
	8/20/2021	41,900
	8/26/2021	8,300
	8/27/2021	8,300
	8/30/2021	16,500
	8/31/2021	16,500
	9/1/2021	33,100
	9/3/2021	16,500
	9/3/2021	49,600
	9/3/2021	49,600
	9/7/2021	131,400
	9/7/2021	1,700
	9/7/2021	25,000
	9/8/2021	58,200
	9/8/2021	41,600
	9/9/2021	41,600
	9/14/2021	25,000
	9/15/2021	8,300
	9/16/2021	12,100
	9/17/2021	9,700
	9/20/2021	79,900
	9/20/2021	55,900
	9/21/2021	2,400
	9/22/2021	16,000
	9/23/2021	800

Name	Date	Shares/ADS Purchased/(Sold)
	9/24/2021	17,600
	9/27/2021	18,700
	9/28/2021	101,500
	9/29/2021	53,800
	9/30/2021	38,400
	9/30/2021	38,400
	10/1/2021	46,500
	10/4/2021	47,600
	10/4/2021	37,000
	10/4/2021	42,300
	10/5/2021	63,400
	10/6/2021	54,000
	10/6/2021	21,600
	10/7/2021	13,000
	10/8/2021	41,000
	10/11/2021	21,600
	10/12/2021	21,600
	10/13/2021	10,800
	10/14/2021	39,200
	10/15/2021	29,400
	10/18/2021	24,500
	10/19/2021	20,600
	10/20/2021	4,700
	10/20/2021	18,700
	10/21/2021	9,400
	10/25/2021	56,200
	10/25/2021	54,300
	10/26/2021	49,400
	10/26/2021	246,200
	11/3/2021	46,000
	11/3/2021	18,400
	11/3/2021	27,600
	11/4/2021	13,600
	11/5/2021	76,200
	11/5/2021	33,500
	11/5/2021	59,000
	11/8/2021	7,600
	11/8/2021	27,700
	11/10/2021	26,900
	11/12/2021	113,200
	11/15/2021	56,100
	11/18/2021	14,800

Name	Date	Shares/ADS Purchased/(Sold)
	11/19/2021	44,900
	11/22/2021	81,600
	11/22/2021	24,600
	11/23/2021	89,800
	11/24/2021	14,200
	11/26/2021	41,000
	11/26/2021	27,300
	11/29/2021	90,300
	11/29/2021	130,800
	11/29/2021	89,000
	12/3/2021	55,100
	1/18/2022	11,600
	1/18/2022	288,800
	1/20/2022	3,400
	1/21/2022	46,900
	1/24/2022	21,600
ISP
	8/11/2021	97,100
	8/12/2021	48,550
	8/13/2021	48,550
	8/16/2021	117,400
	8/18/2021	30,000
	8/19/2021	97,100
	8/20/2021	50,200
	8/26/2021	10,200
	8/27/2021	10,200
	8/30/2021	20,400
	8/31/2021	20,400
	9/1/2021	40,800
	9/3/2021	20,400
	9/3/2021	61,100
	9/3/2021	61,100
	9/7/2021	163,200
	9/7/2021	2,100
	9/7/2021	31,000
	9/8/2021	72,300
	9/8/2021	51,600
	9/9/2021	51,600
	9/14/2021	31,000
	9/15/2021	10,300
	9/16/2021	15,800
	9/17/2021	12,000

Name	Date	Shares/ADS Purchased/(Sold)
	9/20/2021	105,200
	9/20/2021	73,500
	9/21/2021	3,100
	9/22/2021	21,000
	9/23/2021	1,000
	9/24/2021	23,300
	9/27/2021	25,200
	9/28/2021	137,500
	9/29/2021	72,900
	9/30/2021	52,300
	9/30/2021	52,300
	10/1/2021	62,300
	10/4/2021	54,100
	10/4/2021	42,100
	10/4/2021	48,100
	10/5/2021	72,100
	10/6/2021	63,200
	10/6/2021	25,300
	10/7/2021	15,100
	10/8/2021	48,000
	10/11/2021	25,300
	10/12/2021	25,300
	10/13/2021	12,700
	10/14/2021	52,500
	10/15/2021	39,300
	10/18/2021	32,700
	10/19/2021	28,600
	10/20/2021	6,600
	10/20/2021	26,600
	10/21/2021	13,200
	10/25/2021	79,400
	10/25/2021	76,900
	10/26/2021	60,600
	10/26/2021	303,300
	11/3/2021	55,800
	11/3/2021	22,300
	11/3/2021	33,500
	11/4/2021	16,400
	11/5/2021	91,400
	11/5/2021	40,300
	11/5/2021	70,800
	11/8/2021	9,100

Name	Date	Shares/ADS Purchased/(Sold)
	11/8/2021	33,300
	11/10/2021	32,300
	11/12/2021	135,800
	11/15/2021	67,300
	11/18/2021	17,600
	11/19/2021	52,000
	11/22/2021	98,000
	11/22/2021	29,500
	11/23/2021	105,100
	11/24/2021	16,500
	11/26/2021	45,800
	11/26/2021	30,500
	11/29/2021	99,800
	11/29/2021	144,300
	11/29/2021	98,300
	12/3/2021	63,000
	1/18/2022	15,900
	1/18/2022	398,100
	1/20/2022	5,700
	1/21/2022	62,300
	1/24/2022	128,900
	6/30/2022	478,777
	12/2/2022	40,000
	12/5/2022	75,000
	12/6/2022	220,000
	12/6/2022	76,450
	12/6/2022	250,000
	12/7/2022	250,550
	12/8/2022	30,000
	12/8/2022	75,000
	12/28/2022	90,000
	1/3/2023	103,000
Offshore
	8/11/2021	192,000
	8/12/2021	96,000
	8/13/2021	96,000
	8/16/2021	232,100
	8/18/2021	57,000
	8/19/2021	192,000
	8/20/2021	102,000
	8/26/2021	20,400
	8/27/2021	20,400

Name	Date	Shares/ADS Purchased/(Sold)
	8/30/2021	40,700
	8/31/2021	40,700
	9/1/2021	81,400
	9/3/2021	40,700
	9/3/2021	122,100
	9/3/2021	122,100
	9/7/2021	313,400
	9/7/2021	4,000
	9/7/2021	59,500
	9/8/2021	138,900
	9/8/2021	99,200
	9/9/2021	99,200
	9/14/2021	59,500
	9/15/2021	19,900
	9/16/2021	30,000
	9/17/2021	15,000
	9/20/2021	200,000
	9/20/2021	140,200
	9/21/2021	6,000
	9/22/2021	40,000
	9/23/2021	2,000
	9/24/2021	43,000
	9/27/2021	45,500
	9/28/2021	247,000
	9/29/2021	144,300
	9/30/2021	103,000
	9/30/2021	103,000
	10/1/2021	72,000
	10/4/2021	58,100
	10/4/2021	45,200
	10/4/2021	51,600
	10/5/2021	77,500
	10/6/2021	62,700
	10/6/2021	25,100
	10/7/2021	15,000
	10/8/2021	47,700
	10/11/2021	25,100
	10/12/2021	25,100
	10/13/2021	12,500
	10/14/2021	60,600
	10/15/2021	45,500
	10/18/2021	38,000

Name	Date	Shares/ADS Purchased/(Sold)
	10/19/2021	25,400
	10/20/2021	6,600
	10/20/2021	26,700
	10/21/2021	13,400
	10/25/2021	80,200
	10/25/2021	77,500
	10/26/2021	78,600
	10/26/2021	406,300
	11/3/2021	80,600
	11/3/2021	32,200
	11/3/2021	48,200
	11/5/2021	74,100
	11/5/2021	32,600
	11/5/2021	57,400
	11/8/2021	15,500
	11/8/2021	56,600
	11/10/2021	27,500
	11/12/2021	116,600
	11/15/2021	60,000
	11/16/2021	68,000
	11/22/2021	55,500
	11/22/2021	16,700
	11/23/2021	33,100
	12/3/2021	44,200
	1/18/2022	16,000
	1/18/2022	400,800
	1/20/2022	7,400
	1/21/2022	79,900
	1/24/2022	120,600
Master II
	8/11/2021	6,700
	8/12/2021	3,350
	8/13/2021	3,350
	8/16/2021	8,100
	8/18/2021	2,100
	8/19/2021	6,700
	8/20/2021	3,500
	8/26/2021	700
	8/27/2021	700
	8/30/2021	1,400
	8/31/2021	1,400
	9/1/2021	2,800

Name	Date	Shares/ADS Purchased/(Sold)
	9/3/2021	1,400
	9/3/2021	4,200
	9/3/2021	4,200
	9/7/2021	11,300
	9/7/2021	100
	9/7/2021	2,100
	9/8/2021	5,000
	9/8/2021	3,600
	9/9/2021	3,600
	9/14/2021	2,100
	9/15/2021	700
	9/16/2021	1,100
	9/17/2021	800
	9/20/2021	7,200
	9/20/2021	5,000
	9/21/2021	200
	9/22/2021	1,400
	9/23/2021	100
	9/24/2021	1,600
	9/27/2021	1,700
	9/28/2021	9,000
	9/29/2021	5,000
	9/30/2021	3,500
	9/30/2021	3,500
	10/1/2021	4,300
	10/4/2021	3,700
	10/4/2021	2,900
	10/4/2021	3,300
	10/5/2021	5,000
	10/6/2021	4,000
	10/6/2021	1,600
	10/7/2021	1,000
	10/8/2021	3,000
	10/11/2021	1,600
	10/12/2021	1,600
	10/13/2021	800
	10/14/2021	3,000
	10/15/2021	2,300
	10/18/2021	1,900
	10/19/2021	1,600
	10/20/2021	500
	10/20/2021	1,900

Name	Date	Shares/ADS Purchased/(Sold)
	10/21/2021	900
	10/25/2021	5,600
	10/25/2021	5,400
	10/26/2021	4,000
	10/26/2021	20,100
	11/3/2021	3,900
	11/3/2021	1,600
	11/3/2021	2,400
	11/4/2021	1,200
	11/5/2021	6,500
	11/5/2021	2,800
	11/5/2021	5,000
	11/8/2021	600
	11/8/2021	2,400
	11/10/2021	2,300
	11/12/2021	9,600
	11/15/2021	4,800
	11/18/2021	1,300
	11/19/2021	3,800
	11/22/2021	6,900
	11/22/2021	2,100
	11/23/2021	7,700
	11/24/2021	1,200
	11/26/2021	3,500
	11/26/2021	2,400
	11/29/2021	7,900
	11/29/2021	11,400
	11/29/2021	7,700
	12/3/2021	4,700
	1/18/2022	1,000
	1/18/2022	25,800
	1/20/2022	300
	1/21/2022	4,100
	1/24/2022	8,500
Athena
	12/6/2021	258,000
	12/8/2021	242,000
	12/31/2021	100,000
	12/31/2021	150,000
	1/6/2022	150,000
	1/11/2022	150,000
	1/13/2022	925,000

Name	Date	Shares/ADS Purchased/(Sold)
	1/14/2022	32,000
	1/18/2022	29,400
	1/18/2022	892,900
	1/19/2022	100,000
	1/20/2022	8,800
	1/21/2022	53,700
	1/24/2022	72,200
Atom
	8/11/2021	42,500
	8/12/2021	21,250
	8/13/2021	21,250
	8/16/2021	47,000
	8/18/2021	11,400
	8/19/2021	42,500
	8/20/2021	8,200
	8/26/2021	1,600
	8/27/2021	1,600
	8/30/2021	3,300
	8/31/2021	3,300
	9/1/2021	6,500
	9/3/2021	3,300
	9/3/2021	9,900
	9/3/2021	9,900
	9/7/2021	26,700
	9/7/2021	300
	9/7/2021	5,100
	9/8/2021	11,800
	9/8/2021	8,400
	9/9/2021	8,400
	9/14/2021	5,100
	9/15/2021	1,700
	9/16/2021	2,700
	9/17/2021	2,000
	9/20/2021	18,400
	9/20/2021	12,900
	9/21/2021	600
	9/22/2021	3,700
	9/23/2021	200
	9/24/2021	4,500
	9/27/2021	4,600
	9/28/2021	25,000
	9/29/2021	13,500

Name	Date	Shares/ADS Purchased/(Sold)
	9/30/2021	9,600
	9/30/2021	9,600
	10/1/2021	11,400
	10/4/2021	9,500
	10/4/2021	7,400
	10/4/2021	8,500
	10/5/2021	12,700
	10/6/2021	9,500
	10/6/2021	3,800
	10/7/2021	2,300
	10/8/2021	7,300
	10/11/2021	3,800
	10/12/2021	3,800
	10/13/2021	1,900
	10/14/2021	10,000
	10/15/2021	7,500
	10/18/2021	6,200
	10/19/2021	5,500
	10/20/2021	1,600
	10/20/2021	6,200
	10/21/2021	3,100
	10/25/2021	18,800
	10/25/2021	18,100
	10/26/2021	10,100
	10/26/2021	50,800
	11/3/2021	13,400
	11/3/2021	5,400
	11/3/2021	8,100
	11/4/2021	4,000
	11/5/2021	19,000
	11/5/2021	8,400
	11/5/2021	14,700
	11/8/2021	1,900
	11/8/2021	6,900
	11/10/2021	6,700
	11/12/2021	28,300
	11/15/2021	14,000
	11/18/2021	3,700
	11/19/2021	11,300
	11/22/2021	20,400
	11/22/2021	6,100
	11/23/2021	23,300

Name	Date	Shares/ADS Purchased/(Sold)
	11/24/2021	3,700
	11/26/2021	18,300
	11/26/2021	12,200
	11/29/2021	42,000
	11/29/2021	60,900
	11/29/2021	41,400
	12/3/2021	23,200
	1/18/2022	8,900
	1/18/2022	62,400
	1/24/2022	7,000
	6/30/2022	(478,777)
Mr. Sterling
	1/26/2021	1,500
	1/28/2021	500
	1/29/2021	1,500
	2/1/2021	500
	3/30/2021	(300)
	9/16/2022	200
	9/19/2022	350
	9/20/2022	350
Options
Name	Date	Transaction	Type	Termination/Expiration Date	Shares/ADSs to be Purchased/(Sold)
Mr. Sterling
	1/20/2021	Purchase	Call	4/16/2021	3,000
	1/21/2021	Purchase	Call	4/16/2021	2,000
	1/25/2021	Sale	Call	4/16/2021	(11,000)
	1/25/2021	Sale	Call	4/16/2021	(3,500)
	1/25/2021	Sale	Call	3/19/2021	(2,000)
	2/9/2021	Sale	Call	4/16/2021	(5,000)
	2/9/2021	Sale	Call	4/16/2021	(2,000)
	2/9/2021	Sale	Call	3/19/2021	(6,000)
	2/9/2021	Sale	Call	3/19/2021	(1,000)
	2/24/2021	Sale	Call	3/19/2021	(500)
	2/25/2021	Sale	Call	4/16/2021	(1,900)
	2/25/2021	Sale	Call	3/19/2021	(500)
	2/25/2021	Sale	Call	3/19/2021	(1,000)
	2/26/2021	Sale	Call	4/16/2021	(2,000)
	3/4/2021	Purchase	Call	5/21/2021	1,000
	3/8/2021	Purchase	Call	5/21/2021	2,000
	3/8/2021	Purchase	Call	6/18/2021	4,000

Name	Date	Transaction	Type	Termination/Expiration Date	Shares/ADSs to be Purchased/(Sold)
	3/8/2021	Sale	Call	4/16/2021	(5,000)
	3/9/2021	Purchase	Call	6/18/2021	3,000
	3/9/2021	Sale	Call	4/16/2021	(3,000)
	3/9/2021	Sale	Call	4/16/2021	(2,000)
	3/10/2021	Purchase	Call	6/18/2021	1,000
	3/12/2021	Purchase	Call	5/21/2021	2,000
	3/15/2021	Purchase	Call	5/21/2021	1,000
	3/15/2021	Purchase	Call	5/21/2021	2,000
	3/17/2021	Purchase	Call	5/21/2021	2,000
	3/19/2021	Purchase	Call	5/21/2021	5,000
	3/22/2021	Purchase	Call	5/21/2021	5,000
	3/22/2021	Purchase	Call	6/18/2021	2,000
	3/23/2021	Purchase	Call	4/1/2021	3,000
	3/24/2021	Purchase	Call	4/1/2021	2,000
	3/24/2021	Purchase	Call	5/21/2021	6,000
	3/25/2021	Purchase	Call	5/21/2021	4,000
	3/26/2021	Purchase	Call	4/1/2021	8,000
	3/26/2021	Purchase	Call	4/1/2021	2,000
	3/26/2021	Purchase	Call	5/21/2021	1,000
	3/29/2021	Purchase	Call	5/21/2021	2,000
	3/29/2021	Sale	Call	4/1/2021	(7,000)
	3/29/2021	Sale	Call	4/1/2021	(3,500)
	3/30/2021	Purchase	Put	4/23/2021	1,000
	3/30/2021	Sale	Call	4/1/2021	(1,000)
	3/30/2021	Sale	Call	4/1/2021	(3,500)
	3/30/2021	Sale	Call	4/16/2021	(7,100)
	3/30/2021	Sale	Call	4/16/2021	(3,500)
	3/31/2021	Purchase	Call	6/18/2021	5,000
	4/1/2021	Purchase	Call	6/18/2021	5,000
	4/13/2021	Purchase	Put	5/14/2021	10,000
	4/13/2021	Sale	Put	4/23/2021	(4,500)
	4/14/2021	Purchase	Call	9/17/2021	1,000
	4/14/2021	Sale	Put	4/23/2021	(1,000)
	4/15/2021	Purchase	Put	5/21/2021	2,500
	4/16/2021	Purchase	Put	5/21/2021	2,500
	4/16/2021	Sale	Put	4/23/2021	(4,000)
	4/19/2021	Purchase	Call	9/17/2021	1,000
	4/20/2021	Purchase	Put	5/21/2021	5,000
	4/21/2021	Purchase	Put	5/21/2021	5,000
	4/21/2021	Sale	Put	4/23/2021	(400)
	4/21/2021	Sale	Put	5/14/2021	(7,500)
	4/22/2021	Purchase	Put	5/21/2021	2,500

Name	Date	Transaction	Type	Termination/Expiration Date	Shares/ADSs to be Purchased/(Sold)
	4/22/2021	Purchase	Call	9/17/2021	1,000
	4/22/2021	Sale	Put	4/23/2021	(100)
	4/23/2021	Purchase	Call	9/17/2021	1,000
	4/23/2021	Sale	Put	5/14/2021	(2,500)
	4/28/2021	Purchase	Call	9/17/2021	1,000
	4/30/2021	Purchase	Call	9/17/2021	3,000
	5/4/2021	Purchase	Call	9/17/2021	2,000
	5/4/2021	Purchase	Put	5/28/2021	5,000
	5/6/2021	Purchase	Put	5/28/2021	2,500
	5/11/2021	Purchase	Put	6/4/2021	6,500
	5/11/2021	Purchase	Put	5/28/2021	3,000
	5/11/2021	Sale	Put	5/21/2021	(7,500)
	5/12/2021	Purchase	Put	5/28/2021	1,000
	5/14/2021	Purchase	Put	6/4/2021	1,500
	5/14/2021	Sale	Put	5/21/2021	(3,000)
	5/17/2021	Purchase	Put	6/4/2021	7,000
	5/17/2021	Sale	Put	5/21/2021	(2,000)
	5/18/2021	Purchase	Put	6/4/2021	2,000
	5/18/2021	Sale	Put	5/21/2021	(3,000)
	5/19/2021	Sale	Put	5/21/2021	(2,000)
	5/24/2021	Purchase	Put	6/11/2021	2,500
	5/24/2021	Sale	Put	5/28/2021	(4,500)
	5/25/2021	Purchase	Call	7/2/2021	6,000
	5/25/2021	Purchase	Call	9/17/2021	3,500
	5/25/2021	Purchase	Put	6/11/2021	13,500
	5/25/2021	Purchase	Put	6/18/2021	1,500
	5/25/2021	Sale	Put	5/28/2021	(6,000)
	5/26/2021	Purchase	Call	9/17/2021	3,000
	5/26/2021	Sale	Put	5/28/2021	(1,000)
	5/28/2021	Purchase	Put	6/18/2021	2,000
	5/28/2021	Sale	Put	6/4/2021	(7,000)
	6/1/2021	Purchase	Call	6/25/2021	1,500
	6/1/2021	Purchase	Put	6/18/2021	6,000
	6/1/2021	Sale	Put	6/4/2021	(8,000)
	6/2/2021	Purchase	Put	6/25/2021	2,000
	6/3/2021	Purchase	Put	6/25/2021	3,000
	6/3/2021	Sale	Put	6/4/2021	(1,000)
	6/4/2021	Sale	Put	6/4/2021	(1,000)
	6/5/2021	Purchase	Call	6/25/2021	4,500
	6/7/2021	Purchase	Put	6/25/2021	10,500
	6/7/2021	Purchase	Put	7/9/2021	1,000
	6/9/2021	Sale	Put	6/11/2021	(7,000)

Name	Date	Transaction	Type	Termination/Expiration Date	Shares/ADSs to be Purchased/(Sold)
	6/9/2021	Sale	Put	6/18/2021	(3,000)
	6/10/2021	Sale	Put	6/11/2021	(2,000)
	6/10/2021	Sale	Put	6/18/2021	(2,000)
	6/11/2021	Purchase	Call	7/2/2021	5,000
	6/11/2021	Purchase	Put	7/9/2021	3,000
	6/11/2021	Sale	Put	6/11/2021	(2,000)
	6/11/2021	Sale	Put	6/18/2021	(1,300)
	6/14/2021	Purchase	Call	6/25/2021	2,000
	6/14/2021	Purchase	Call	7/2/2021	3,000
	6/15/2021	Purchase	Call	6/25/2021	2,000
	6/15/2021	Purchase	Call	7/2/2021	5,000
	6/15/2021	Purchase	Put	7/9/2021	10,000
	6/15/2021	Sale	Put	6/18/2021	(3,000)
	6/16/2021	Purchase	Call	7/2/2021	1,000
	6/16/2021	Purchase	Put	7/9/2021	2,000
	6/16/2021	Sale	Put	6/18/2021	(5,200)
	6/17/2021	Purchase	Call	6/25/2021	2,000
	6/17/2021	Purchase	Call	7/2/2021	4,000
	6/17/2021	Purchase	Put	7/9/2021	5,000
	6/18/2021	Purchase	Call	7/2/2021	2,000
	6/18/2021	Purchase	Put	7/16/2021	4,000
	6/21/2021	Sale	Put	6/25/2021	(12,000)
	6/22/2021	Sale	Put	6/25/2021	(2,500)
	6/25/2021	Sale	Put	6/25/2021	(1,000)
	6/30/2021	Purchase	Call	9/17/2021	3,000
	7/2/2021	Purchase	Call	8/20/2021	2,000
	7/6/2021	Purchase	Call	9/17/2021	2,000
	7/6/2021	Purchase	Put	7/30/2021	30,000
	7/6/2021	Sale	Put	7/16/2021	(2,000)
	7/6/2021	Sale	Put	7/9/2021	(30,000)
	7/8/2021	Sale	Put	7/16/2021	(1,000)
	7/9/2021	Sale	Put	7/16/2021	(500)
	7/12/2021	Sale	Put	7/16/2021	(300)
	7/13/2021	Sale	Put	7/16/2021	(200)
	7/14/2021	Purchase	Call	9/17/2021	1,000
	7/19/2021	Purchase	Put	8/13/2021	22,500
	7/20/2021	Sale	Put	7/30/2021	(5,000)
	7/21/2021	Sale	Put	7/30/2021	(12,500)
	7/22/2021	Sale	Put	7/30/2021	(4,500)
	7/28/2021	Purchase	Call	9/3/2021	3,000
	7/28/2021	Purchase	Put	8/13/2021	8,500
	7/28/2021	Sale	Put	7/30/2021	(6,000)

Name	Date	Transaction	Type	Termination/Expiration Date	Shares/ADSs to be Purchased/(Sold)
	7/29/2021	Purchase	Call	9/3/2021	2,000
	7/29/2021	Sale	Put	7/30/2021	(2,000)
	7/30/2021	Purchase	Call	9/3/2021	7,000
	8/2/2021	Purchase	Put	9/3/2021	20,000
	8/3/2021	Purchase	Put	9/3/2021	10,000
	8/3/2021	Sale	Put	8/13/2021	(19,000)
	8/4/2021	Purchase	Call	9/17/2021	1,000
	8/4/2021	Purchase	Call	9/3/2021	2,000
	8/4/2021	Sale	Put	8/13/2021	(6,000)
	8/5/2021	Purchase	Call	9/17/2021	7,000
	8/5/2021	Sale	Put	8/13/2021	(6,000)
	8/9/2021	Purchase	Call	9/17/2021	2,000
	8/11/2021	Purchase	Call	9/3/2021	2,000
	8/12/2021	Sale	Call	8/20/2021	(1,500)
	8/18/2021	Sale	Call	9/17/2021	(4,000)
	8/18/2021	Sale	Call	9/3/2021	(2,200)
	8/25/2021	Purchase	Put	10/25/2021	10,000
	8/25/2021	Sale	Call	9/17/2021	(2,000)
	8/25/2021	Sale	Call	9/3/2021	(2,000)
	8/26/2021	Purchase	Put	10/15/2021	3,000
	8/27/2021	Purchase	Call	9/3/2021	5,000
	8/27/2021	Purchase	Put	10/15/2021	5,000
	8/30/2021	Sale	Call	9/17/2021	(5,000)
	8/30/2021	Sale	Call	9/3/2021	(25,500)
	8/31/2021	Purchase	Put	10/15/2021	9,000
	9/1/2021	Purchase	Call	10/15/2021	5,000
	9/2/2021	Purchase	Call	10/15/2021	4,000
	9/2/2021	Sale	Call	9/17/2021	(4,000)
	9/3/2021	Purchase	Call	10/15/2021	4,000
	9/10/2021	Purchase	Call	10/15/2021	11,000
	9/15/2021	Purchase	Call	1/21/2022	1,500
	9/20/2021	Purchase	Put	10/29/2021	3,000
	9/21/2021	Purchase	Put	10/29/2021	21,000
	9/21/2021	Sale	Put	10/15/2021	(20,000)
	9/22/2021	Purchase	Put	10/29/2021	4,000
	9/22/2021	Sale	Put	10/15/2021	(5,000)
	9/24/2021	Sale	Put	10/15/2021	(2,000)
	9/28/2021	Purchase	Put	10/29/2021	1,000
	10/8/2021	Purchase	Call	12/17/2021	6,000
	10/11/2021	Purchase	Put	11/26/2021	24,000
	10/13/2021	Purchase	Call	12/17/2021	3,000
	10/13/2021	Sale	Put	10/29/2021	(9,800)

Name	Date	Transaction	Type	Termination/Expiration Date	Shares/ADSs to be Purchased/(Sold)
	10/15/2021	Purchase	Call	12/17/2021	9,000
	10/15/2021	Sale	Put	10/29/2021	(4,000)
	10/18/2021	Purchase	Call	12/17/2021	5,000
	10/18/2021	Sale	Put	10/29/2021	(5,000)
	10/19/2021	Purchase	Put	11/26/2021	3,000
	10/19/2021	Sale	Put	10/29/2021	(2,500)
	10/20/2021	Purchase	Put	11/26/2021	1,000
	10/21/2021	Purchase	Put	11/26/2021	2,000
	10/21/2021	Purchase	Put	10/29/2021	5,700
	10/21/2021	Sale	Put	10/29/2021	(8,000)
	10/22/2021	Sale	Put	10/29/2021	(1,000)
	10/28/2021	Sale	Put	10/29/2021	(4,400)
	10/29/2021	Purchase	Call	11/19/2021	7,000
	10/29/2021	Sale	Put	11/26/2021	(3,000)
	11/2/2021	Purchase	Put	12/3/2021	3,000
	11/8/2021	Purchase	Call	11/19/2021	10,000
	11/8/2021	Purchase	Put	12/17/2021	27,000
	11/8/2021	Sale	Put	11/26/2021	(27,000)
	11/9/2021	Purchase	Call	11/19/2021	5,000
	11/11/2021	Purchase	Put	1/21/2022	17,500
	11/12/2021	Purchase	Call	11/19/2021	5,000
	11/12/2021	Purchase	Put	12/13/2021	3,000
	11/12/2021	Purchase	Put	1/21/2022	3,000
	11/12/2021	Sale	Put	12/3/2021	(1,000)
	11/15/2021	Sale	Put	12/17/2021	(13,000)
	11/15/2021	Sale	Put	12/3/2021	(2,000)
	11/16/2021	Purchase	Put	1/21/2022	5,000
	11/16/2021	Sale	Put	12/17/2021	(4,000)
	11/16/2021	Sale	Call	11/19/2021	(10,000)
	11/18/2021	Sale	Put	1/21/2022	(3,500)
	11/23/2021	Purchase	Put	1/21/2022	2,000
	11/24/2021	Purchase	Call	1/21/2022	2,500
	12/1/2021	Purchase	Put	1/21/2022	7,000
	12/1/2021	Sale	Put	12/17/2021	(2,000)
	12/2/2021	Sale	Put	12/17/2021	(2,000)
	12/7/2021	Purchase	Put	1/21/2022	8,000
	12/7/2021	Sale	Put	12/17/2021	(3,000)
	12/9/2021	Purchase	Put	1/21/2022	13,000
	12/9/2021	Sale	Put	12/17/2021	(3,000)
	12/9/2021	Sale	Put	1/21/2022	(10,000)
	12/17/2021	Sale	Put	12/23/2021	(3,000)
	12/17/2021	Sale	Put	1/21/2022	(1,000)

Name	Date	Transaction	Type	Termination/Expiration Date	Shares/ADSs to be Purchased/(Sold)
	12/23/2021	Purchase	Call	2/18/2022	10,000
	12/23/2021	Purchase	Call	1/21/2022	1,500
	12/29/2021	Purchase	Call	2/18/2022	10,000
	12/29/2021	Purchase	Put	1/21/2022	9,500
	12/29/2021	Purchase	Call	1/21/2022	4,000
	12/29/2021	Sale	Put	1/21/2022	(8,000)
	12/30/2021	Purchase	Call	2/18/2022	10,000
	12/30/2021	Purchase	Call	1/21/2022	1,500
	12/30/2021	Purchase	Put	1/21/2022	500
	12/30/2021	Sale	Put	1/21/2022	(1,000)
	1/3/2022	Purchase	Put	1/21/2022	1,000
	1/3/2022	Sale	Put	1/21/2022	(1,000)
	1/4/2022	Purchase	Put	1/21/2022	1,000
	1/4/2022	Sale	Put	1/21/2022	(1,000)
	1/21/2022	Purchase	Put	2/11/2022	30,000
	1/21/2022	Purchase	Put	1/28/2022	5,000
	1/25/2022	Purchase	Call	3/18/2022	6,000
	1/27/2022	Purchase	Put	2/4/2022	5,000
	2/3/2022	Purchase	Put	2/18/2022	5,000
	2/4/2022	Purchase	Put	3/18/2022	5,000
	2/7/2022	Purchase	Put	3/18/2022	5,000
	2/9/2022	Purchase	Put	2/18/2022	5,000
	2/9/2022	Purchase	Put	3/18/2022	10,000
	2/10/2022	Purchase	Put	3/18/2022	5,000
	2/17/2022	Purchase	Put	2/25/2022	10,000
	2/17/2022	Purchase	Call	3/18/2022	4,000
	2/18/2022	Purchase	Call	3/18/2022	2,500
	2/24/2022	Purchase	Put	3/18/2022	5,000
	2/25/2022	Purchase	Put	3/18/2022	1,500
	2/28/2022	Purchase	Put	3/25/2022	7,500
	3/1/2022	Purchase	Put	3/25/2022	3,000
	3/1/2022	Sale	Put	3/18/2022	(6,500)
	3/2/2022	Purchase	Put	3/25/2022	17,500
	3/2/2022	Sale	Put	3/18/2022	(17,000)
	3/3/2022	Purchase	Put	3/25/2022	2,000
	3/3/2022	Sale	Put	3/18/2022	(4,500)
	3/4/2022	Purchase	Call	5/20/2022	12,500
	3/10/2022	Purchase	Put	3/25/2022	2,000
	3/10/2022	Sale	Put	3/18/2022	(1,000)
	3/11/2022	Sale	Put	3/18/2022	(2,500)
	3/17/2022	Purchase	Put	6/17/2022	20,000
	3/17/2022	Purchase	Put	5/20/2022	5,000

Name	Date	Transaction	Type	Termination/Expiration Date	Shares/ADSs to be Purchased/(Sold)
	3/18/2022	Purchase	Put	4/1/2022	3,500
	3/18/2022	Purchase	Put	5/20/2022	2,500
	3/18/2022	Sale	Put	3/18/2022	(11,500)
	3/21/2022	Purchase	Put	4/1/2022	1,000
	3/22/2022	Purchase	Put	4/14/2022	500
	3/22/2022	Purchase	Put	4/8/2022	3,500
	3/23/2022	Purchase	Put	4/14/2022	3,000
	3/24/2022	Purchase	Call	4/8/2022	2,500
	3/24/2022	Purchase	Call	4/8/2022	2,500
	3/25/2022	Purchase	Call	4/8/2022	2,500
	3/28/2022	Purchase	Call	4/8/2022	12,000
	3/29/2022	Purchase	Call	4/8/2022	2,000
	3/30/2022	Sale	Call	4/8/2022	(16,000)
	4/1/2022	Sale	Call	4/8/2022	(2,300)
	4/4/2022	Purchase	Put	4/22/2022	3,000
	4/4/2022	Sale	Call	4/8/2022	(700)
	4/11/2022	Purchase	Put	4/22/2022	1,500
	4/12/2022	Purchase	Put	4/22/2022	500
	4/14/2022	Purchase	Put	5/20/2022	3,000
	4/18/2022	Purchase	Put	5/20/2022	3,000
	4/19/2022	Purchase	Put	5/20/2022	1,000
	4/20/2022	Purchase	Put	4/29/2022	1,000
	4/22/2022	Purchase	Put	5/20/2022	1,000
	4/25/2022	Purchase	Put	5/20/2022	2,200
	4/25/2022	Sale	Put	4/29/2022	(1,000)
	4/26/2022	Purchase	Put	6/17/2022	3,500
	4/26/2022	Purchase	Put	5/20/2022	1,000
	4/27/2022	Purchase	Put	6/17/2022	4,000
	4/27/2022	Sale	Put	5/20/2022	(6,000)
	4/28/2022	Purchase	Put	6/17/2022	2,000
	4/28/2022	Sale	Put	5/20/2022	(2,000)
	5/3/2022	Purchase	Put	5/27/2022	3,000
	5/4/2022	Sale	Put	6/17/2022	(29,500)
	5/4/2022	Sale	Put	5/20/2022	(10,700)
	5/4/2022	Sale	Put	5/27/2022	(3,000)
	5/5/2022	Purchase	Call	1/20/2023	4,500
	5/5/2022	Purchase	Call	9/16/2022	8,900
	5/5/2022	Purchase	Call	9/16/2022	2,500
	5/6/2022	Purchase	Call	7/15/2022	2,000
	5/6/2022	Purchase	Call	9/16/2022	1,500
	5/10/2022	Purchase	Call	9/16/2022	2,000
	6/3/2022	Purchase	Call	9/16/2022	4,600

Name	Date	Transaction	Type	Termination/Expiration Date	Shares/ADSs to be Purchased/(Sold)
	6/6/2022	Purchase	Call	9/16/2022	2,000
	6/6/2022	Sale	Call	7/15/2022	(1,000)
	6/8/2022	Sale	Call	7/15/2022	(1,000)
	6/9/2022	Purchase	Call	9/16/2022	1,500
	6/30/2022	Purchase	Call	9/16/2022	7,000
	6/30/2022	Purchase	Call	9/16/2022	1,500
	7/1/2022	Purchase	Call	9/16/2022	3,000
	7/6/2022	Purchase	Call	9/16/2022	2,000
	7/11/2022	Purchase	Call	9/16/2022	3,000
	7/12/2022	Purchase	Call	9/16/2022	5,000
	7/19/2022	Purchase	Call	1/20/2023	8,000
	7/20/2022	Purchase	Call	1/20/2023	2,000
	7/26/2022	Purchase	Call	9/16/2022	2,000
	8/2/2022	Purchase	Call	9/16/2022	5,500
	8/3/2022	Purchase	Call	1/20/2023	3,000
	8/5/2022	Purchase	Call	1/20/2023	7,000
	8/10/2022	Sale	Call	1/20/2023	(2,500)
	8/11/2022	Sale	Call	9/16/2022	(3,000)
	8/15/2022	Sale	Call	9/16/2022	(1,000)
	8/16/2022	Sale	Call	9/16/2022	(1,000)
	9/14/2022	Purchase	Call	12/16/2022	3,000
	9/14/2022	Purchase	Call	1/20/2023	5,000
	9/15/2022	Purchase	Call	1/20/2023	5,000
	9/16/2022	Purchase	Call	1/20/2023	2,000
	9/16/2022	Purchase	Call	1/20/2023	3,000
	9/19/2022	Purchase	Call	3/17/2023	5,500
	9/20/2022	Purchase	Call	1/20/2023	8,000
	10/6/2022	Purchase	Call	1/20/2023	3,000

IMPORTANT
Your vote is important, no matter how many Shares or ADSs you own.
We urge you to vote FOR the removal of Mr. Wold-Olsen from the Board, FOR the removal of new directors, if any, that Amarin appoints to the Board after the receipt of the general meeting requisition notice dated January 10, 2023, and FOR the election of the Nominees.
1.
If your Shares are registered in your own name, please mark, sign and date the enclosed BLUE Proxy Card and lodge it at the office of the Registrars so as to be received by no later than the Ordinary Share Instruction Date.

2.
If your Shares are represented by ADSs or held by a bank, broker or other nominee, you should direct your intermediary to vote your Shares in accordance with any instructions provided by your intermediary.

If you have any questions or require any assistance in executing your proxy, please call:
D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Shareholders call toll-free: (800) 331-7024
Banks and Brokers call: (212) 269-5550
By Email: AMRN@dfking.com

PRELIMINARY COPY OF PROXY CARD – SUBJECT TO COMPLETION
BLUE PROXY CARD
AMARIN CORPORATION PLC
THIS PROXY IS SOLICITED ON BEHALF OF
Sarissa Capital Catapult Fund LLC, Sarissa Capital Hawkeye Fund LP, ISP Fund LP, Sarissa Capital Offshore Master Fund LP, Sarissa Capital Master Fund II LP, Sarissa Capital Athena Fund Ltd, Atom Master Fund LP, Sarissa Capital Fund GP LP, Sarissa Capital Fund GP LLC, Sarissa Capital Offshore Fund GP LLC, Sarissa Capital Management GP LLC, Sarissa Capital Management LP, Alexander J. Denner, Ph.D., Patrice Bonfiglio, Paul Cohen, M.D., Mark DiPaolo, Keith L. Horn, Odysseas Kostas, M.D., Louis Sterling III, and Diane E. Sullivan
For use at the General Meeting to be held at [•], on [•], 2023, at [•].m., local time, and at any adjournments, postponements or continuations thereof.
I/We
(Name in full block capitals please)
of
being (a) member(s) of Amarin Corporation plc (the “Company”) hereby appoint each of Mark DiPaolo, Odysseas Kostas, Patrice Bonfiglio and David Chase Lopes (acting alone or together) as my/our proxy to attend, speak and vote for me/us and on my/our behalf as identified by an “X” in the appropriate box below at, and in their discretion on other matters that may properly come before, the General Meeting of the Company to be held at [•], on [•], 2023, at [•].m., local time, and at any adjournments, postponements or continuations thereof.
This form of proxy relates to the resolutions referred to below.
I/We instruct my/our proxy to vote as follows:
	Resolutions	For	Against	Abstain (see note 2)	Discretionary (see note 3)
1.	That Per Wold-Olsen be removed from office as a director of the Company with immediate effect.
2.
That in the event any director is appointed after the Company’s receipt of the general meeting requisition notice dated January 10, 2023, requiring the Company to convene the General Meeting, and prior to the General Meeting, each such director be removed from office as a director of the Company with immediate effect.

3.	That Patrice Bonfiglio, having consented to act, be appointed as an additional director of the Company with immediate effect.
4.	That Paul Cohen, having consented to act, be appointed as an additional director of the Company with immediate effect.
5.	That Mark DiPaolo, having consented to act, be appointed as an additional director of the Company with immediate effect.
6.	That Keith L. Horn, having consented to act, be appointed as an additional director of the Company with immediate effect.

	Resolutions	For	Against	Abstain (see note 2)	Discretionary (see note 3)
7.	That Odysseas Kostas, having consented to act, be appointed as an additional director of the Company with immediate effect.
8.	That Louis Sterling III, having consented to act, be appointed as an additional director of the Company with immediate effect.
9.	That Diane E. Sullivan, having consented to act, be appointed as an additional director of the Company with immediate effect.
Dated
Signature(s)
This proxy, when properly executed, will be voted in the manner directed therein. If no such direction is made, this proxy will be voted FOR proposals 1 through 8 and, if presented at the General Meeting, proposal 9 described herein to be proposed at the General Meeting and in the proxy holders’ discretion as to other matters that may properly come before the General Meeting.

Notes:
1.
Please indicate with an “X” in the appropriate box how you wish the proxy to vote. In the absence of any indication, the proxy will be voted FOR proposals 1 through 8 and, if presented at the General Meeting, proposal 9 described herein to be proposed at the General Meeting and in the proxy holders’ discretion as to other matters that may properly come before the General Meeting.

2.	If you mark the box “abstain”, it will mean that your proxy will abstain from voting and, accordingly, your vote will not be counted either for or against the relevant resolution.
3.	If you mark the box “discretionary”, the proxy can vote as it chooses or can decide not to vote at all.
4.
The form of proxy should be signed and dated by the member or his attorney duly authorised in writing. If the appointer is a corporation this proxy should be under seal or under the hand of an officer or attorney duly authorised. Any alteration made to the form of proxy should be initialed.

5.
To be valid, this form of proxy, together with a duly signed and dated power of attorney or any other authority (if any) under which it is executed (or a notarially certified copy of such power of attorney or other authority) must be signed and dated and lodged, by delivering the proxy either by hand or by post, at the Company’s registrars at the address below, so as to be received by [•] [•].m., local time, on [•], 2023.

6.
In the case of joint holders, signature of any one holder will be sufficient, but the names of all the joint holders should be stated. The vote of the senior holder (according to the order in which the names stand in the register of members in respect of the holding) who tenders a vote in person or by proxy will be accepted to the exclusion of the vote(s) of the other joint holder(s).

7.
Completion and return of a form of proxy will not preclude a member from attending, speaking and voting at the meeting or any adjournment thereof in person. If a proxy is appointed and the member attends the meeting in person, the proxy appointment will automatically be terminated.

8. If Proposal 1 is not approved and each of proposals 3, 4, 5, 6, 7 and 8 are approved, then the Board does not have enough open seats to seat all of the nominees. In that context, Amarin has advised the participants that proposal 9 would not be put before the General Meeting.
Address for lodgment of Proxies:
Equiniti
Aspect House
Spencer Road
Lancing
West Sussex
United Kingdom
BN99 6DA